B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

BOS SHAREHOLDERS APPROVE A 4:1 REVERSE SPLIT EFFECTIVE MAY 29, 2003

Teradyon, Israel - May 22, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) announced today that at the Company's Annual General Meeting of Shareholders held today, all proposed resolutions were passed (with the exception of the reduction of the maximum number of directors to 9, and the amendment of the Articles of Association accordingly), including a reverse stock split with a ratio of 1:4.

The record date for the reverse split is May 28, 2003 and the reverse split will become effective upon the opening of the market on May 29, 2003. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are which are less than one-half share will be decreased to the next lower whole number of shares. As of May 22, 2003, there were 15,238,156 Ordinary Shares outstanding and after the reverse split there will be approximately 3,809,539 Ordinary Shares outstanding. The exchange agent for the reverse split is American Stock Transfer & Trust
Company, 59 Maiden Lane, New York, NY 10038 (tel: (800) 937-5449). Once effective, the post-split shares will trade on the Nasdaq National Market under the symbol "BOSCD" for twenty (20) trading days, at which time the trading symbol will revert to "BOSC".

Additionally, at the meeting, in addition to the directors listed in the Company's proxy statement, two additional directors were elected to the Company's Board of Directors, Messrs. Ronen Zavlik and Jacob Tenenboem. Therefore, in addition to the reelection of three incumbent directors to the Board (Mr. Zvi Greengold, Mr. Israel Gal and Mr. Eli Ben-Mayor), five new directors were appointed - Mr. Yair Shamir, Mr. Edouard Cukierman, Mr. Boaz Harel, Mr. Ronen Zavlik and Mr. Jacob Tenenboem.

MR. YAIR SHAMIR, 58, is the Chairman of the Catalyst Fund since 1999. He served as VCON Communication Chief Executive Officer and Director since 1997. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1993 to 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel's largest branded food product companies. From 1988 to 1993, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served in the Israeli Air Force as a pilot and commander. During his term in the Air Force, he attained the rank of colonel and the served as head of the Electronics Department, the highest professional electronics position within the Air Force. Mr. Shamir currently serves as a director of several public companies listed on the NASDAQ including, Orckit Communications Ltd, Mercury Interactive Corporation and DSP Group Corporation as well as serving as a director of several private companies. Mr. Shamir is the Chairman of The Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the high technology sector. Mr Shamir holds a B.Sc. in Electronic Engineering from the Technion - Israel Institute of Technology.

MR. EDOUARD CUKIERMAN, 38, is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund. He served until March 2000 as General Manager of Astra Technological Investment Ltd., the first Israeli firm listed in Paris. Edouard Cukierman is on the board of numerous High-Tech companies including VCON and MTI. He is also a board member of Lamina Technologies in Switzerland, of Compagnie Financiere Otto in Paris, a French investment house and the Vice Chairman of Citec Environnement in France. In addition, Mr. Cukierman is on the board of Sar-El, an Israeli Defense Forces volunteer organization. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France and a B.Sc. from the Technion
- Israel Institute of Technology.

MR. BOAZ HAREL, 39, serves as the managing partner in Catalyst, bringing 14 years of management experience in various industries including hi-tech to the Catalyst management team. From January 1993 until June 1997, Boaz served as President and CEO of Leedan Holdings, a holding company with major stakes in approximately 25 companies. From June 1996 until January 2001, he worked in Leedan's NY office in order to develop the business activities of the group in the U.S.. Mr. Harel oversaw acquisitions


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                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.


and new investments, and developed a reputation as a company turn-around specialist. In January 1990, he established Mashik- Research & Systems for Business Development Ltd., a consulting firm consisting of 40 management consultants and industrial engineers. Mr. Harel holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

MR. RONEN ZAVLIK, 42, is a partner in the CPA firm of Greenberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services, mainly to technology-focused companies. He holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv.

MR. JACOB TENENBOEM, 45, is the founder and CEO of I.T. Net Investments, a privately held investment company with 10 investments in Israeli and US high tech companies. He has over twenty years of experience in the IT arena worldwide, which includes extensive experience in M&A activities in approximately 20 companies. Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Mainsoft Inc., Noyotec Ltd., Sabratech Ltd. And Magic Software Ltd.. He has and continues to serve on the board of directors of several companies. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Two of our directors, Messrs. Yoav Navon and Elon Littwitz, have ceased serving on the Company's Board.

ABOUT BOS

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

BOS was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

Please visit our website, http://www.boscorporate.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.